UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

C. R. Bard, Inc.

(Exact Name of Registrant as Specified in Charter)

New Jersey	1-6926	22-1454160
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

730 Central Avenue, Murray Hill, NJ		07974
(Address of Principal Executive Offices)		(Zip Code)

Samrat S. Khichi

908-277-8000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of C. R. Bard, Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under Section 13(p) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the reporting period January 1, 2016 through December 31, 2016.

The Company has evaluated its product lines and its supply chain to determine whether its products may contain tin, tantalum, tungsten or gold, each defined as a “conflict mineral” pursuant to Section 13(p) of the Exchange Act and Rule 13p-1 and Form SD thereunder, due to the presence of one or more of these minerals in parts obtained from suppliers or from the utilization of one or more of these minerals in the Company’s or its suppliers’ manufacturing processes in circumstances where the particular mineral or minerals remain in the final product sold by the Company. The Company has determined that certain of the products it manufactures, or contracts with third parties to manufacture, contain gold, tin, tantalum, or tungsten.

The Company further determined that these conflict minerals are necessary to the functionality or production of the products in which they are included (“necessary conflict minerals”) and therefore undertook a good-faith, reasonable country of origin inquiry (“RCOI”) in accordance with its obligations under Section 13(p) of the Exchange Act and Rule 13p-1 and Form SD thereunder, to determine whether any necessary conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively, the “Covered Countries”) and, if so, whether any such minerals directly or indirectly financed or benefited armed groups in any of the Covered Countries.

The following is a brief summary of our RCOI process, which overlapped substantially with the due diligence measures we undertook after being unable to determine, with respect to at least some of the Company’s products, either: (1) the country or countries of origin of all of our necessary conflict minerals; or (2) that the necessary conflict materials came from scrap or recycled materials.

After concluding that conflict minerals are necessary to the functionality or production of some of its products, the Company conducted a good-faith RCOI to determine whether any of its products, including components or parts thereof, or manufacturing processes contained conflict minerals that originated in a Covered Country. The Company identified approximately 219 known direct suppliers, or Tier 1 suppliers, of products or components that potentially contain the necessary conflict minerals and requested those suppliers disclose whether such products or components contained the necessary conflict minerals and if so, to provide the Company with country of origin, processing facility and/or mine or other extraction point information with respect to such necessary conflict minerals. Our information request was based on a model supplier inquiry letter created by The Organisation for Economic Co-operation and Development (“OECD”) as part of the OECD’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition, including the supplements on tin, tantalum, tungsten and gold (the “OECD Due Diligence Guidance”). The Company requested these Tier 1 suppliers provide their responses through a software tool, which included the EICC-GeSI’s Conflict-Free Sourcing Initiative reporting template.

The Company’s due diligence process was a continuation of its RCOI process for those Tier 1 suppliers that indicated in their response that they supplied necessary conflict minerals to the Company and the Company went on to exercise due diligence on the source and chain of custody of these conflict minerals, as discussed more fully in the attached Conflict Minerals Report.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and, together with our Form SD, is publicly available at http://www.crbard.com/Social-Responsibility/Conflict-Minerals.html. The content of any website referred to in this Form SD or the attached Conflict Minerals Report is not incorporated by reference into this Form SD or the attached Conflict Minerals Report (Exhibit 1.01 hereto).

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report of C. R. Bard, Inc. as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

C. R. BARD, INC.

By:	/s/ Christopher S. Holland
Name:	Christopher S. Holland
Title:	Senior Vice President and
Chief Financial Officer

Date: May 18, 2017